CTDC to Present at Merriman Curhan Ford’s Investor Summit 2008 on September 16th

HONG KONG – September 2, 2008 - China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, today announced that Charlene Hua, Chief Financial Officer of CTDC, will present at Merriman Curhan Ford’s 5th Annual Investor Summit on September 16, 2008 at 9:30 a.m. This event will be held at the Mark Hopkins InterContinental Hotel in San Francisco.

Management presentation will be available on the “Investor Relations” section of the CTDC website: http://www.chinactdc.com under “Company Presentation” of “Investor Kit”.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

About Merriman Curhan Ford:
Merriman Curhan Ford (NASDAQ:MERR) is a financial services firm focused on fast-growing companies and the institutions who invest in them. The company offers high-quality investment banking, equity research, institutional services, primary market research, asset management and corporate & venture services, and specializes in four growth industry sectors: CleanTech, Consumer/Internet/Media, Health Care and Tech/Telecom. For more information, please go to www.mcfco.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.